PROXY MEMO

Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of the Registrant: Starbucks Corporation
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

As You Sow calls on Starbucks Corporation shareholders to vote FOR Item #5 at Starbucks Corporation’s Annual Meeting on March 20, 2019.

For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org

Shareholder Proposal to Starbucks Corp. Report on Sustainable Packaging Strategy

The Proposal

The proposal asks the company to report on reducing environmental impact by stepping up activity on leadership actions such as global cup recycling and reinvigorating its failed reusables goal, and putting recycled content in its plastic cups. It also asks the company to study the impact of doing business in areas lacking recycling and waste management capacity, and to provide specific data about how many cups are actually recycled.

Rationale for a “Yes” vote

•	Starbucks’ use of plastic cups is growing rapidly. The company says half of its beverages served are now cold drinks, typically served in plastic cups, up from 37% just five years ago. Its plastic cups have no recycled content.

•	Concerns over plastic pollution of land and water have risen dramatically in the last two years as studies estimate that 8 million tons of plastic ending up in oceans annually. This has led some governments to ban some plastic straws and plastic takeout packaging.

•	Last year, Starbucks took positive actions in two areas of concern on plastic pollution: cup recycling and plastic straws, as a result of an As You Sow proposal. This year’s proposal deals with two other important issues it did not act on: boosting reusable container use and expanding recycling commitments to rapidly growing markets in Asia.

•	The company failed to attain a high-profile 2015 commitment to serve 25% of beverages in reusable cups as concerns have grown over single use packaging waste. Only 1.4% of beverages are served in reusable mugs or glasses, and no credible revised effort has been set since failure to meet the original goal.

•	Starbucks’ packaging sustainability commitments are outdated, applying only to North American and some European markets. The company is prioritizing major growth in Asia, opening a new store every 15 hours in China, a leading source of plastic waste, but has no commitments to recycle or compost cups in Asia. The company lags corporate peers like McDonald’s on packaging recycling, which has pledged to recycle on-site packaging at all locations globally by 2025.

•	Not taking action could result in backlash from an ecologically aware customer base. Shareholders would benefit from a report outlining an aggressive plan to reinstate and achieve Starbucks’ original reuse goals, and to expand cup recycling globally. Senior management should prioritize this effort and motivate employees to implement it.

Why this is important: The Plastic Pollution Threat

Plastic pollution on land and water has risen in prominence dramatically as an environmental issue in the last two years as new studies showed far higher rates of plastic ending up in oceans than previously believed. In December 2017, nearly 200 countries at a United Nations Environment Assembly in Nairobi pledged to eliminate plastic pollution in the world’s oceans. Erik Solheim, UN undersecretary-general, called the issue “an ocean Armageddon.”

A 2015 study published in the journal Science concluded the oceans are loading with plastics far faster than previously thought, with 8 million tons—equivalent to one garbage truck every minute—being added annually. At that rate, without significant mitigation, by 2050 plastic could exceed fish by weight. A recent Ocean Conservancy report concludes that poorly designed waste management systems, not just beach litter, sewage, or blowing plastic, contribute substantially to ocean plastic, particularly in developing markets.1 The U.S. Environmental Protection Agency says degraded plastics in ocean gyres pose threats to marine animals,2 and potentially to human health.3

An assessment of marine debris by the Global Environment Facility of the UN Environment Program concluded that an underlying cause of debris entering oceans is unsustainable production and consumption patterns including "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold...4

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1 Ocean Conservancy, 2015, Stemming the Tide: Land based strategies for a plastic-free ocean, http://www.oceanconservancy.org/our-work/marine-debris/mckinsey-report-files/full-report-stemming-the.pdf

2 http://water.epa.gov/type/oceb/marinedebris/md_impacts.cfm

3 http://www.epa.gov/region9/marine-debris/faq.html

4 Scientific and Technical Advisory Panel, Marine Debris as a Global Environmental Problem: Introducing a solutions based framework focused on plastic, November 2011, p.3.

http://www.thegef.org/gef/sites/thegef.org/files/publication/STAP%20MarineDebris%20-%20website.pdf

A UN Environment report estimates the environmental cost of plastic use in the consumer goods sector at $75 billion annually, including $13 billion in damage to marine ecosystems. Hundreds of advocacy groups launched a global Break Free from Plastic campaign to address plastic single use packaging. Last year, a coalition of groups presented a petition to Starbucks management with nearly 1 million signatures asking the company to take responsibility for its contribution to the global plastic pollution crisis. The EU recently agreed to ban several types of single use plastics, include straws, plates and cutlery.

GHG, energy impact of rising plastic cup use

The company’s plastic footprint continues to grow at the same time as governments and many stakeholders are calling for bans on single use plastics. The company says half of its beverages are now cold drinks, with the vast majority presumably served in single use plastic cups. Cold drinks have risen from 37% to 50% of its business in the last five years. Unlike its paper cups which have 10% recycled paper, its polypropylene (PP) plastic cups have zero recycled content. Bottled water brands such as Nestle Waters use up to 50% recycled PET content. Starbucks’ Ethos® bottled water brand contains zero recycled content. It touts its greener stores for employing energy saving measures, but is wasting energy by not using recycled plastic content. A recent study by the Association for Plastics Recyclers found that using recycled plastic reduces greenhouse gas emissions by 67% for PET and 71% for PP, and cuts energy consumption 79% for PET and 88% for PP.

Reusable Beverage Container Commitment

Cup reuse commitment: The company has stated that from its customers’ standpoint, the waste generated by its single use coffee cups is its No. 1 environmental liability. To address this challenge, in 2008 Starbucks pledged that by 2015, 25% of beverages would be served in reusable containers in all owned and operated stores (about 8000). Achieving such a reduction could significantly reduce the company’s plastic pollution footprint, reducing the number of single use cups needed by billions per year. It held a series of high-profile cup summits and hired MIT systems expert Peter Senge to advise it. In pursuing the 25% reusables goal, the company had the opportunity to motivate customers to bring in their own reusable coffee mugs, and employees to promote reusables for both “to go” and “for here” customers. The company pledged it would be “re-establishing glassware or ceramic mugs as our global standard for our customers who enjoy their beverages in our stores.”

Reusables results: During the seven year period of the commitment (2008-2015), the company did not make substantial progress on the reusables goal. By 2011, the company quietly slashed the goal by 80% from 25% to 5% of beverages served. Even then, it was unable to get even half way towards that greatly weakened goal. After nine years, just 1.4% of beverages were served in reusable cups.

Management appears to have abandoned efforts to train and motivate employees. We monitored the company’s actions with dismay for years as it failed to adequately promote reusables. Despite pledging to promote reusable cups for both take out and on-site consumption, employees do not routinely offer reusable ceramic mugs and glass tumblers to customers dining on-site, nor is signage commonly provided to promote the availability of reusables. The company even stopped counting how many customers used ceramic or glass containers on site, which as noted above was to be the “global standard” for its customers, instead counting only “personal tumblers” brought in by customers in its tally.

Since the 2015 deadline, the company has offered an unacceptably weak alternative of “doubling” the reusables goal to 2.8% over the next five years. As You Sow supported Starbucks for its bold commitment, and urged competitors to match it. We waited patiently for seven years for the company to achieve its goals. Now four years after failing to get to even 2% of beverages served in reusables, management says only that it will continue to work on this issue but has not demonstrated how it will make significant progress. Fixing this problem is essential to reducing the company’s environmental footprint. Success could result in billions fewer plastic cups being used by the company annually. Vague assertions that it will keep trying will not advance this challenging issue. The company needs to develop a transparent, aggressive, focused strategy to promote reusables, and must devote sufficient corporate resources to achieve it.

Global Recycling Commitment Needed

Explosive growth, lagging stewardship: Starbucks recycling commitments are no longer industry-leading. While the company operates in 75 countries, the reusability and recycling goals discussed above apply only to North America and a few parts of Western Europe, while the company pursues explosive growth in Asia. Starbucks already operates more than 3,000 stores in China and plans to add 3,000 by 2021. According to CNBC, it is opening a new store in China every 15 hours. China has been cited in scientific studies as the leading source of plastic waste into waterways, the source of 28% of total plastic deposition.5 There have been no public commitments by Starbucks regarding cup recycling in stores in Asia. Lack of such policies could lead to significant backlash by its environmentally aware customer base.

New challenges: While these challenges remain unresolved, new problems have emerged. In 2015, a CBC-TV Marketplace undercover investigation found that significant numbers of cups placed in recycling bins at stores still ended up in the trash. The company said it would audit all Canadian and U.S. stores and get to the bottom of it. More than three years later, no audit results have been released. Further, the company has not acted on several related packaging sustainability issues we brought to its attention with a shareholder proposal back in 2011:

•	No recycled content in its Ethos® brand PET plastic water bottles.
•	No actions taken to encourage recycling of millions of paper cups provided to other quick service brands via its Seattle’s Best Coffee subsidiary used at 30,000 fast food locations.
•	No recovery goals for plastic, glass, and metal containers of Starbucks fast-growing ready-to-drink beverages sold in grocery and convenience stores.

Starbucks lags peers

In regards to on-site recycling, the company was recently bested by McDonald’s Corp., another direct retail premium coffee competitor with its growing McCafé coffee house style locations, with an industry-leading commitment to recycle all on-site packaging at 37,000 locations globally by 2025. As noted above, Starbucks has 3300 locations in China alone with no recycling program. It has made no specific commitment to recycle cups in stores outside of North America and some parts of Western Europe.

70 large brands including Coca-Cola, Colgate-Palmolive, Nestle, PepsiCo, and Unilever, signed a Global Commitment last fall convened by the Ellen MacArthur Foundation’s New Plastics Economy project to make all plastic packaging recyclable, eliminate “problematic or unnecessary” plastic packaging, increase recycled content, and move away from single use to reuse models where relevant, all by 2025. Starbucks was not a signatory.

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5 J.R. Jambeck, et al., “Plastic waste inputs from land into the ocean,” Science 13 February 2015.

Company Statement in opposition

The company does not directly address the two key issues raised by our proposal in its statement. It does not acknowledge the failure of its signature initiative discussed in detail above to serve 25% of beverages in reusable containers by 2015. There is no mention that the 25% goal was slashed by 80% to 5% in 2011. It says it will “double the reusability” of packaging by 2022, but does not explain that this means only a tiny increase from 1.4% to 2.8%. The company says it wants to press ahead towards these goals but won’t say how. There is no explanation of lessons learned from 10 years of trying to increase reusables, and whether in the future employees will actually be trained or incentivized to reach even this disappointingly weak goal. Given the scale of failure of its reusability goal, management needs to set a far higher, more substantive goals and assure investors it has a strong, scalable plan for how to achieve this environmentally crucial goal.

The company does not directly address our second concern, the lack of global recycling policies. In a discussion of its Greener Stores initiative, it states that it aspires to someday operate 10,000 Greener Stores globally that will deliver high standards of environmental performance including waste diversion…” This statement involves no specific time line, no reference to a particular country or region, and perhaps most disappointingly, refers to “diversion” rather than recycling. Use of the term diversion suggests a giant loophole that some of these materials will be not be recycled but rather diverted to incineration or waste-to-energy processes. We believe recycling should be identified clearly as a priority policy for post-consumer packaging. Waste-to-energy processes are not recycling and not part of a circular economy approach. Moving from recycling to diversion would be a significant step back from its existing commitment to recycle all cups from North American stores.

Conclusion

•	Shareholder proponents are not convinced the company is delegating sufficient resources and priority to make good on its previous high-profile, signature commitment to serve a high volume of beverages in reusable containers to reduce its plastic pollution footprint.

•	Plastic use at Starbucks is on the rise, yet no paper or plastic cup recycling is provided in China, where it is opening a store every 15 hours. Asia is already inundated with plastic waste, but the company has no timetable or specific plan to provide recycling or composting services at stores in Asia.

•	Shareholders would benefit from management discussion of how the company intends to avoid criticism and potential erosion of an environmentally aware customer base without a detailed plan to achieve high reusable container goals, and to provide recycling in developing markets.